SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayers Id. (CNPJ/MF): 02.558.115/0001 -21
Company Registry (NIRE) 33.300.276.963

NOTICE TO THE MARKET / QUERY MADE BY BOVESPA

TIM ParticipaçõesresponseS.A to a . query(“Company”), made by the São Paulo Stockin Exchange (“Bovespa”) through -07 regarding its a news itemletter in the December 26, 2007 edition of the newspaper Valor Econômico about the supposed application for bankruptcy filed by MPM Transportes Ltda. against TIM Celular S.A. (Subsidiary), hereby makes the following clarification:

Till now, the Subsidiary has not been cited in the specific case records and does not have any knowledge about the existence of the said application or its contents. Hence, it cannot provide any further clarification on the matter.

It is pertinent to mention that the São Paulo State High Court is in recess till January 6, 2008 and hence the respective case records cannot be examined before this date.

However, we reiterate that the claim amount of R$ 206,416.41, as available at the internet address of the said Court (see attachment), does not materially affect the Company's business or its assets.

We hope we have clarified the matter and remain at your disposal for any additional information you may require in this regard.

Rio de Janeiro (RJ), January 2, 2008.

TIM PARTICIPAÇÕES S.A
Gianandrea Castelli Rivolta
Investor Relations Officer

Central Civil Court João Mendes Júnior – Proceeding #265736/2007

Proceeding	CIVIL PROCEEDING
Judicial District/Court	Central Civil Court João Mendes Júnior
Proceeding	583.00.2007.265736-2
Notary’s Office/Circuit	1st Circuit Court of BankruptcyCourtand Judicial Reorganization
Jurisdiction	Bankruptcy and Judicial/Out-of-Court Reorganization
Order/Control	543/2007
Group	Bankruptcy and Judicial/Out-of-Court Reorganization
Lawsuit	Petition for bankruptcy
Type of Filing	Free
Filed on	December 21,2007 at 4:33 pm
Currency	Real
Value of Matter in Dispute	R$ 206,416.41
Number of Plaintiff(s)	1
Number of Defendant(s)	1

Petitioner	PARTY(IES) OF THE PROCEEDING
MPM TRANSPORTES LTDA
CNPJ 00.770.482/0001-69
Attorney: 97023/SP HELENO MIRANDA DE OLIVEIRA
Attorney: 97023/SP HELENO MIRANDA DE OLIVEIRA
Defendant	TIM CELULAR S/A
CNPJ 04.206.050/0001-80

STATUS OF THE PROCEEDING
12/21/2007	Withdrawal at Internal Circuit Court #414883
12/21/2007	Proceeding Filed by Raffle to the 1st Circuit Court of
Bankruptcy and Judicial Reorganization

ABSTRACT(S) of PROCEEDING DECISION(S)
No abstract recorded.

The information contained in the Court of Justice of São Paulo website has no legal effect. The counting of terms is only valid as of the publication on the Official Gazette of the state of São Paulo – Judiciary Branch – Court of Justice.

2

BOVESPA

A Bolsa do Brasil

GAE/SAE 2645-07

December 26, 2007

Mr. Gianandrea Castelli Rivolta

Investor Relations Department

Tim Participações S.A.

Dear Sirs

In the bankruptcies column of the December 26, 2007 edition of the newspaper Valor Econômico, there is mention that Mpm Transportes Ltda. has requested that Tim Celular S.A be declared bankrupt.

We request you to clarify the above suit and provide any other information that may be considered important.

Sincerely

Carlos Henrique Carajoinas

Supervision of Analysis of Companies

Telephone: (011) 3233-2116/3233-2084

c.c. CVM – the Brazilian Securities and Exchange Commission

Ms. Elizabeth Lopez Rios Machado – Superintendent of Relations with Companies

Mr. Waldir de Jesus Nobre – Superintendent of Relations with the Market and Intermediaries

Please note that the company's response must be sent only through the IPE System by selecting the Category: Notice to the market and then, the Type: Clarifications on

3

CVM/Bovespa Queries, which will simultaneously transmit the file to Bovespa and CVM.

To facilitate market understanding, the file must first contain the gist of the query followed by the company’s response.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 03, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.